UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2025

RESHAPE LIFESCIENCES INC.

(Exact name of registrant as specified in its charter)

Delaware	1-37897	26-1828101
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

18 Technology Drive, Suite 110 Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

(949) 429-6680

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of Exchange on which Registered
Common stock, $0.001 par value per share	RSLS	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Representatives of ReShape Lifesciences Inc. (the “Company” or “ReShape”) and Vyome Therapeutics, Inc. (“Vyome”) intend to make presentations at investor conferences and in other forums, and these presentations may include the information contained in Exhibit 99.1 attached to this Current Report on Form 8-K. A copy of the presentation slides containing such information that may be disclosed by the Company is attached as Exhibit 99.1 to this report, and the information set forth therein is incorporated herein by reference and constitutes a part of this report.

The Company is furnishing the information contained in Exhibit 99.1 pursuant to Regulation FD and Item 7.01 of Form 8-K promulgated by the Securities and Exchange Commission (“SEC”). This information shall not be deemed to be “filed” with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

The information contained in Exhibit 99.1 is summary information that is intended to be considered in the context of the Company’s SEC filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in Exhibit 99.1, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure. By filing this report and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report, including Exhibit 99.1.

Additional Information

In connection with the proposed merger with Vyome (the “Merger”) and sale of assets to Ninjour Health International Limited, an affiliate of Biorad Medisys Pvt. Ltd. (the “Asset Sale”), ReShape filed with the SEC on June 24, 2025 and mailed or otherwise provided to its stockholders the joint proxy statement/prospectus (the “joint proxy statement/prospectus”) and other relevant documents in connection with the proposed Merger and Asset Sale. Before making a voting decision, ReShape’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by ReShape with the SEC in connection with the proposed Merger and Asset Sale or incorporated by reference therein carefully and in their entirety because they contain important information about ReShape, Vyome and the proposed transactions. Investors and stockholders may obtain a free copy of these materials and other documents filed by ReShape with the SEC at the SEC’s website at www.sec.gov, at ReShape’s website at www.reshapelifesciences.com, or by sending a written request to ReShape at 18 Technology Drive, Suite 110, Irvine, California 92618, Attention: Corporate Secretary.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities of ReShape and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed Merger and Asset Sale. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of ReShape’s stockholders in connection with the proposed Merger and Asset Sale are set forth in the joint proxy statement/prospectus. Security holders may obtain information regarding the names, affiliations and interests of ReShape’s directors and officers in ReShape’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 4, 2025. To the extent the holdings of ReShape securities by ReShape’s directors and executive officers have changed since the amounts set forth in ReShape’s proxy statement for its most recent annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed Merger and Asset Sale is set forth in the joint proxy statement/prospectus.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Merger and Asset Sale and the ability to consummate the Merger and Asset Sale. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and ReShape undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) ReShape may be unable to obtain stockholder approval as required for the proposed Merger and Asset Sale; (2) conditions to the closing of the Merger or Asset Sale may not be satisfied; (3) the Merger and Asset Sale may involve unexpected costs, liabilities or delays; (4) ReShape’s business may suffer as a result of uncertainty surrounding the Merger and Asset Sale; (5) the outcome of any legal proceedings related to the Merger or Asset Sale; (6) ReShape may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger or Asset Purchase Agreement; (8) the effect of the announcement of the Merger and Asset Sale on the ability of ReShape to retain key personnel and maintain relationships with customers, suppliers and others with whom ReShape does business, or on ReShape’s operating results and business generally; and (9) other risks to consummation of the Merger and Asset Sale, including the risk that the Merger and Asset Sale will not be consummated within the expected time period or at all. Additional factors that may affect the future results of ReShape are set forth in its filings with the SEC, including ReShape’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in ReShape’s most recent Annual Report on Form 10-K are not exclusive and further information concerning ReShape and its business, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that ReShape files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, ReShape assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Investor Presentation Slides (furnished herewith)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESHAPE LIFESCIENCES INC.

By:	/s/ Paul F. Hickey
Paul F. Hickey
Chief Executive Officer

Dated: July 15, 2025

Exhibit 99.1
Vyome A US-India healthcare platform with clinical-stage immuno-inflammation assets PENDING MERGER $RSLS TO $HIND CORPORATE PRESENTATION JULY 2025

VYOME THERAPEUTICS, INC. (“Vyome”) Any statements contained in this presentation that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe,” “expect,” “may,” “plan,” “potential,” “will,” and similar expressions, and are based on Vyome’s current beliefs and expectations. These forward-looking statements include expectations regarding Vyome’s development of its drug candidates, including the timing of its clinical trials and regulatory submissions. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, Vyome's reliance on third parties over which it may not always have full control, public health crises, epidemics and pandemics such as the COVID-19 pandemic, including its impact on the timing of Vyome’s regulatory and research and development activities, Any forward-looking statements speak only as of the date of this presentation and are based on information available to Vyome as of the date of this presentation. and Vyome assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and other data about our industry. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. References to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, surveys or article is not incorporated by reference in this presentation. 2

Vyome is building a 3-pillared healthcare platform in the US-India innovation corridor We intend to list on Nasdaq via reverse merger with $RSLS under the ticker $HIND We have invested nearly a decade and millions of dollars to build a set of immuno-inflammatory assets with several 12-24 month catalysts DID YOU KNOW… an ancient name for India $125B+ by 2028* The immuno-inflammatory market is expected to be HIND Cambridge, MA HQ 3

At Vyome, we are passionate about transforming healthcare based on world-class science & talent leveraging the US-India innovation corridor Pharma Medical devices AI in healthcare VYOME HOLDINGS ($RSLS -> $HIND) US INDIA 4 Vyome has a 3-pillar plan and it intends to build, acquire, or partner with assets in each pillar

1 2 3 Lower-risk biotech assets with significant catalysts in the next 12-24 months Compelling valuation based on comparable transactions; no debt Powerful US-India value capture opportunity at the optimal time • Vyome has been developing Indian research talent for a decade • US-India relationship expected to grow significantly, especially under the Trump-Modi governments, leading to further capital markets and innovation opportunities to capture • Using known drugs for new unmet indications (reduces risk) • Going after indications that offer low regulatory bar for approval (lower cash need) • Large market opportunity with near-term catalysts • A significant discount to a well-supported valuation • No debt and clean capital structure • At the intersection of several positive public investor themes: biotech, innovation, global macro, and emerging markets Why invest in Vyome? We believe we would be the first venture-backed Indo-US biopharma to list on the Nasdaq 5

US-India special relationship and our positioning unlocks significant capital markets and innovation opportunity Act on emerging health tech opportunities through deal-making Create cost arbitrage opportunities for capital efficiency Access capital markets looking for plays on US/India innovation 6

The current biotech assets offer a low-risk way to unlock significant value over the next 12-24 months Malignant Fungating Wound Uveitis (steroid replacement) Inflammatory acne* $2.5B1 Market size $6M Capital required 2027 Potential value inflection timeline $2.6B2 $3M $6.0B3 - (pivotal data) by 2032 2026 Phase 1 by 2028* 2025 Potential partnership deal 1) Based on 60-100K patients in U.S. (10% of ~600K cancer deaths per year in U.S.), and 1M patients globally (10% of ~10M advanced cancer patients). Based on average of 5-15% incidence of cancer patients developing MFW (from The Microbiome, Malignant Fungating Wounds, and Palliative Care. Front. Cell. Infect. Microbiol., November 2019). 2) https://www.imarcgroup.com/uveitis-treatment-market 3) Total global acne market is forecasted to grow to $11.6B by 2028. https://www.marketdataforecast.com/market-reports/acne-medication-market 4) Inflammatory acne comprises over 50% of the acne market. https://www.verifiedmarketresearch.com/product/acne-medication-market/ Vyome assets 7 Notes and Sources:

Malignant Fungating Wound (MFW) is $1B/year unmet need with no approved drug; the latest data on Vyome's drug shows strong efficacy[1]



What is MFW?
MFW is a non-healing wound that occurs when cancer breaks through the skin, causing infection and inflammation. Patients suffer from extreme odor, pain, low self-esteem, and social isolation.

MFW afflicts ~10%* of terminal cancer patients & generates a strong odor that dramatically impairs quality of life and care for a patient's final years

* The Microbiome, Malignant Fungating Wounds, and Palliative Care. Front. Cell. Infect. Microbial., November 2019, EASED study (2023).

60,000[2] new patients/year

$10-20K[3] lifetime value per patient

~$1B[4]/year
US market opportunity

No approved drug and thus potential orphan designation with faster track to development

Why is Vyome **best-positioned?**

New data released in December 2024 shows a **75%+ reduction in odor and 50%+ increase in quality of life**

Vyome's lead drug has the **right mechanism to treat the symptoms of MFW**

The company will actively engage with the FDA in 2025 as it plans an **efficient pivotal trial**

Notes and Sources:
1) Investigator-initiated proof of concept phase 2 dinical study of VT-1953
2) *The Microbiome, Malignant Fungating Wounds, and Palliative Care. Front. Cell. Infect. Microbial., November 2019, EASED study (2023) https://acsjournals.onlinelibrary.wiley.com/doi/10.3322/caac.21820*
3) *Average 60 days of treatment needed per patient. (From Kuge et al, Jpn J Clin Oncol, 1995). 30g of metronidazole gel per day (Watanabe et al, Support Care Cancer. 2016; 24: 2583–2590.) assuming average MFW size of 57cm² (Pen and Dai et al, J of Int. Med Res, 2019). Median metronidazole gel costs $200 per 30g. Total cost per patient: $200 ×60 Days= $12,000.*
4) *60K patients multiplied by an average of $16K pricing will come to ~$1B*

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Vyome's 2 biotech asset areas form a pipeline **addressing large unmet markets**

Our strategy

Use an unmet orphan indication for low-risk and cost-efficient development to open larger opportunities

Topical inflammatory diseases

MFW

A DNA Gyr/MD2-TLR inhibitor

Pivotal studies in 2024

Potential FDA filing for MFW in 2027

~$9.5B by 2030[1]
Pressure sores

~$6B by 2028[3]
Inflammatory Acne

~$15.8B by 2032[2]
Diabetic foot ulcer

Steroid replacement for inflammatory ophthalmic diseases

Uveitis

IMPDH inhibitor

Phase 1 in Q3 2026

Potential FDA filing for uveitis in 2029

~$4.7B[a] by 2030
Scleritis

~$13B[b] by 2030
Dry-eye-disease

~$8.73B[c] by 2033
Post-operative cataract surgery inflammation

~$2.3B[d] by 2031
Blepharitis

Notes and Sources:
1) https://www.skyquest.com/report/pressure-ulcers-treatment-market#:~:text=Global%20Pressure%20Ulcers%20Treatment%20Market%20Insights,period%20(2023%2D2030)
2) https://www.gminsights.com/industry-analysis/diabetic-ulcers-treatment-market
3) Total global acne market is forecasted to grow to $11.6B by 2028. https://www.marketdataforecast.com/market-reports/acne-medication-market Inflammatory acne comprises over 50% of the acne market. https://www.verifiedmarketresearch.com/product/acne-medication-market/

Notes and Sources:
a. Market Research Future – Scleritis Market.
b. Fortune Business Insights – Dry Eye Syndrome Market
c. Future Market Insights – Post Operative Cataract Surgery Inflammation Market.
d. Business Research Insights – Blepharitis Market Report.

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Vyome is focused on unlocking multiple value inflection points from its core pharma assets over the next 12-24 months

MFW Program (anticipated milestones)

Key catalysts

Q3 2025		**Anticipated close of Nasdaq reverse-merger**
Q3 2025	Appointment of CRO for pivotal study. Full readout of IIT study.	Pre-IND meeting, IIT study start
Q4 25/Q1 26	Pivotal trial protocol approved by FDA	Pre-IND Tox
Q2 2026	First patient recruitment	Tox, CMC
Q3 2026	**25%** of patient recruitment completed	IND filing
Q1 2027	**50%** of patient recruitment completed	FDA approval of Phase 1 & 2 study protocol
Q2 2027	**75%** recruitment completed	First patient recruitment
Q3 2027	**100%** recruitment completed	Last patient recruitment
Q3 2027	Pivotal study Readouts	Study Readouts

Uveitis Program (anticipated milestones)

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Vyome has a compelling entry valuation, no debt, and capitalizes on attractive market tailwinds merger valuation1 $120M Average market cap. of public comparables2 $800M+ debt $0M Key investment themes: • Healthcare • India – US Partnership • Next-Gen Innovation • Global Macro 4 Notes and Sources: 11 1) Vyome Therapeutics, Inc. merger valuation is based on the implied value in Definitive Merger Agreement with ReShape Lifesciences Inc. 2) Public comparables include: Apogee Therapeutics, Gossamerbio, Prime Medicine, Alumis, and Upstream Bio.

Public Comparables

Inflammation & Immunology Market Players

	VYOME	APOGEE THERAPEUTICS	gossamerbio	prime medicine	alumis	UpstreamBIO	IMMUNOVANT
Lead Indication	Malignant fungating wound	Atopic Dermatitis[2]	Pulmonary Arterial Hypertension[5]	Wilson's Disease[7]	Plaque Psoriasis[9]	Severe Asthma, CRSwNP, & COPD[11]	GD, Rheumatoid Arthritis, MG, TED[12]
Stage / Phase Of Lead Indication	Phase 2	Phase 2[2]	Phase 3[5]	IND-Enabling[7]	Phase 3[9]	Phase 2[11]	Phase 3[12]
Market Size	~$3B (Current)	~$77B (2024)[3]	~$7.7B (2023)[6]	~1.3B (2023)[8]	~$19.9B (2024)[10]	~7.5B (2023)[11]	~$4B (2023)
Program Stages	2 clinical 1 pre-clinical	4 clinical 1 pre-clinical[2]	1 clinical[5]	4 pre-clinical[7]	4 clinical 1 pre-clinical[9]	3 clinical[11]	5 clinical[12]
Market Cap ($MM)	$120[1]	$2,825[4]	$282[4]	$408[4]	$351[4]	$602[4]	$2,897[4]

Denotes aspirational comparable company

Notes and Sources:

Stage / Phase, Modality, and Market Size refer to that of the Company's Lead Program / Platform.

1) Vyome Therapeutics, Inc. market capitalization is based on the implied value in Definitive Merger Agreement with ReShape Lifesciences Inc.
2) Apogee Therapeutics Corporate Presentation July 7, 2025 - https://investors.apogeetherapeutics.com/static-files/212c245b-e085-4aed-a909-08a0e92e8652
3) Includes 2024 worldwide market size for inflammatory bowel disease (IBD), rheumatoid arthritis (RA), and psoriasis (PsO) as noted in the Apogee Therapeutics Corporate Presentation July 7, 2025 - https://investors.apogeetherapeutics.com/static-files/212c245b-e085-4aed-a909-08a0e92e8652
4) FactSet as of 7/3/2025
5) Gossamerbio May 2025 Corporate Presentation - https://ir.gossamerbio.com/static-files/6ffdba32-c9d9-4fbc-aa9d-92b51f3b1faa
6) Grand View Research, Pulmonary Arterial Hypertension Market Size, Share & Trends Analysis Report By Drug Class, By Type (Branded, Generics), By Route of Administration (Oral, Intravenous/ subcutaneous, Inhalational), By Region, And Segment Forecasts, 2024 – 2030
7) Prime Medicine June 2025 Corporate Presentation - https://investors.primemedicine.com/static-files/cb36b546-bbbc-4448-bca5-36bc710012c6
8) IMARC, Wilson Disease Market Size, Epidemiology, In-Market Drugs Sales, Pipeline Therapies, and Regional Outlook 2025-2035
9) Alumis Corporate Presentation June 2025 - https://investors.alumis.com/static-files/7a6d3688-1051-4c2f-bdc7-b63e6e4fe52f
10) Research and Markets, Plaque Psoriasis Market by Treatment, by Route of Administration, by End-user, and by Region
11) CRSwNP = Chronic Rhinosinusitis with Nasal Polyps, COPD = Chronic Obstructive Pulmonary Disease, Upstream Corporate Presentation June 2025 - https://investors.upstreambio.com/static-files/0e238683-a91c-4687-8915-69d3f55371af
12) GD = Graves Disease, MG = Myasthenia Gravis, TED = Thyroid Eye Disease, Immunovant Corporate Presentation May 2025 - https://d1io3yog0oux5.cloudfront.net/_4e5a072e8d163371c1896137fc25c24e/immunovant/db/934/9380/pdf/IMVT_Master+Deck_May+2025_vF_Clean2.pdf

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1) Represents the market capitalizations on the trading day before it was announced that each respective company was to be acquired, unless otherwise noted. 2) Vyome Therapeutics, Inc. market capitalization is based on the implied value in Definitive Merger Agreement with ReShape Lifesciences Inc. 3) Landos Biopharma’s market capitalization represents the aggregate transaction value of the Company’s pending acquisition by AbbVie at $20.42 per share in cash upon closing (~$137.5MM) plus one non-tradable contingent value right per share with a value of up to $11.14 per share (an additional ~$75MM), subject to the achievement of a clinical development milestone. 4) Escient Pharmaceutical’s market capitalization represents the aggregate transaction cost that Incyte acquired the Company and its assets for plus its net cash remaining at the close of the transaction, subject to customary adjustments. Additional sources: Company websites, press releases, presentations, reports, and filings, FactSet market data. Inflammatory bowel disease Phase 2 ~$30B (Current) 1 clinical 0 pre-clinical $5,419 Lead Indication Stage / Phase Market Size Program Stages Market Cap ($MM) Atopic dermatitis Phase 2 ~$9.3B (2023) 2 clinical 0 pre-clinical $750 ~$3B (Current) 2 clinical 1 pre-clinical $120 Ulcerative colitis Phase 2 ~$9B (2031) 1 clinical 3 pre-clinical $213 Inflammatory bowel disease Phase 2 ~$30B (Current) 1 clinical 0 pre-clinical $1,595 Ulcerative colitis Phase 3 ~$9B (2031) 4 clinical 1 pre-clinical $3,063 Systemic lupus erythematosus Phase 2 ~$3B (2025) 2 clinical 2 pre-clinical $2,553 Psoriasis Phase 2 ~$25B (2023) 1 clinical 3 pre-clinical $1,616 Malignant fun gating wound Phase 2 (1) (2) (3) (4) Denotes private company at time of acquisition 13 Precedent M&A Comparables Acquired Inflammation & Immunology Market Players Average Market Cap. of $2.8B (includes Morphic, DICE, Alpine, Arena, Prometheus) and average Transaction Price of $482M (includes Landos and Escient) Notes and Sources:

Vyome has an ideal team to execute its plan

Deep expertise in building and scaling companies; scientific thought leaders in drug development; extensive US-India crossborder experience



Dr. S Sengupta, Ph.D
Co-Founder

Associate Prof. of Medicine, **Harvard Medical School**

Expert in drug discovery

AIIMS Gold Medalist

Board member of **Famygen**, acquired by Viatris for $300M

Harvard Medical School · MIT Massachusetts Institute of Technology



Venkat Nelabhotla
CEO & Co-Founder

25+ yrs of business experience

Led and scaled $1+ billion companies in the healthcare & life sciences space

Ex-CEO at Emami $2.5B company

AUROBINDO · SHANTHA A SANOFI COMPANY · emami



Krishna Gupta
Chairman

CEO of Remus Capital

Contrarian investor at **Presto, Allurion, EquipmentShare, Ginger**

Experienced at **McKinsey & JPM**

2 BS degrees from **MIT**

REMUS CAPITAL · MIT Massachusetts Institute of Technology



Mohanjit Jolly
Board Member

Founding partner at **Iron Pillar**

Served as a Partner at **Draper Fisher Jurvetson for 9 years**

Partner at **Garage Tech Ventures**

Board of The **SETI Institute**

MBA from The Anderson School, B.S. and M.S. from MIT

IRON PILLAR Building from India for the World · MIT Massachusetts Institute of Technology

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